UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ARIAD Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

04033A100
(CUSIP Number)

Mark DiPaolo
General Counsel
Sarissa Capital Management LP
660 Steamboat Road, 3rd Floor
Greenwich, CT 06830
203-302-2330

With a copy to:
Russell Leaf
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
212-728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 04033A100	Page 2 of 4 Pages
SCHEDULE 13D
Item 1.                            Security and Issuer.
This statement constitutes Amendment No. 3 to the Schedule 13D relating to the Common Stock, par value $0.001 (the “Shares”), issued by ARIAD Pharmaceuticals, Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on October 29, 2013 and amended by Amendment Nos. 1 and 2 thereto (as amended, the "Initial Schedule 13D"), on behalf of the Reporting Persons (as defined in the Initial Schedule 13D), to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.
Item 4.  Purpose of Transaction.
Item 4 of the Initial Schedule 13D is hereby amended by adding the following:

On August 20, 2014, the Reporting Persons filed Amendment No. 2 to the Initial Schedule 13D reporting that (i) on August 15, 2014, certain of the Reporting Persons had purchased an aggregate of 850,000 additional Shares, which represented 0.45% of the outstanding Shares, and that, following these purchases, the Reporting Persons beneficially own 6.87% of the outstanding Shares and (ii) on August 18, 2014, certain of the Reporting Persons had purchased an aggregate of $8.8 million of the Issuer’s 3.625% Convertible Senior Notes due 2019 (the “Convertible Notes”).

On August 27, 2014, the Issuer publicly disclosed, among other things, that (i) the Reporting Persons’ purchases of Shares and Convertible Notes were below the Reporting Persons’ purchasing limits set forth in the NOL Poison Pill adopted by the Issuer on October 31, 2013 (the “NOL Pill”) and under the Nomination and Standstill Agreement entered into by the Issuer and the Reporting Persons and certain affiliates thereof on February 20, 2014 (the “Nomination and Standstill Agreement”) and (ii) unless a waiver is granted, the Reporting Persons cannot not acquire beneficial ownership of more than 6.96% of the outstanding Shares.  [Emphasis Added].

However, the Issuer did not disclose that (i) the Reporting Persons recently requested that the Issuer grant it a waiver under the NOL Pill that would allow the Reporting Persons to acquire beneficial ownership of up to 9.9% of the outstanding Shares without triggering the NOL Pill (i.e., to increase its aggregate beneficial ownership of the outstanding Shares by approximately 3%) and (ii) on August 25, 2014, the Issuer’s board of directors denied the Reporting Persons’ request for this waiver under the NOL Pill and therefore, the Reporting Persons remain subject to the acquisition limits of the NOL Pill as described above.  In light of the public disclosures made by the Issuer on August 27, 2014, the Reporting Persons believe that is important to also publicly disclose its request for a waiver under the NOL Pill and the denial of such request by the Issuer’s board of directors as described above.

In addition, on August 30, 2014, the Issuer's legal counsel sent the Reporting Persons a letter (i) claiming that the Reporting Persons' disclosure of the request and denial of the waiver of the NOL Pill would be a breach under the Nomination and Standstill Agreement and (ii)  reserving all rights and claims thereunder.  The Reporting Persons do not believe that this disclosure would breach any provisions of the Nomination and Standstill Agreement.

For the avoidance of doubt, the Reporting Persons did not request a waiver of the purchasing limits set forth in the Nomination and Standstill Agreement which by its terms can terminate if the Reporting Persons provide notice under the Issuer’s bylaws of the Reporting Persons’ nomination of directors to the Issuer’s board for the 2015 annual stockholder meeting.

CUSIP No. 04033A100	Page 3 of 4 Pages
SCHEDULE 13D

The Reporting Persons may, from time to time and at any time (subject to the limitations of the NOL Pill and the Nomination and Standstill Agreement as described above, to the extent applicable): (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, “Securities”) of the Issuer in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

CUSIP No. 04033A100	Page 4 of 4 Pages
SCHEDULE 13D
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 2, 2014

SARISSA CAPITAL MANAGEMENT LP

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: General Counsel

SARISSA CAPITAL DOMESTIC FUND LP
By: Sarissa Capital Fund GP LP, its general partner

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

SARISSA CAPITAL OFFSHORE MASTER FUND LP
By: Sarissa Capital Offshore Fund GP LLC, its general partner

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

/s/Alexander J. Denner
 Alexander J. Denner